UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FSD Pharma, Inc.

(Name of Issuer)

Class B Subordinate Voting Shares, no par value per share

(Title of Class of Securities)

35954B206

(CUSIP Number)

Dr. Raza Bokhari

437 North Spring Mill Road

Villanova, PA 19085

610-329-3839

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 35954B206

(1)	Names of Reporting Persons Dr. Raza Bokhari
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 418,483(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 418,483(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 418,483(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.09% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Includes 412,932 Class B Shares underlying stock options (the “Options”) that the Reporting Person has the right to acquire within 60 days of the date hereof (the “Option Shares”) and 24 Class B Shares issuable to the Reporting Person upon conversion of 24 Class A Multiple Voting Shares, no par value, of the Issuer (“Class A Shares”) held by the Reporting Person that the Reporting Person has the right to acquire within 60 days of the date hereof (the “Class A Converted Shares”). Each Class A Share is convertible at any time into one Class B Share.

(2)

Based on 38,491,345 Class B Shares outstanding as of March 30, 2022, as reported in the Issuer’s Form 20-F dated as of March 30, 2022, and an additional 412,932 Option Shares and 24 Class A Converted Shares. Each Class A Share is treated as converted into one Class B Share for purposes of computing the percentage ownership of the Reporting Person. Each Class A Share is entitled to 276,660 votes, and each Class B Share is entitled to one vote. The percentage reported does not reflect the 276,660-for-one voting power of the Class A shares.

2

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by Raza Bokhari, M.D. (the “Reporting Person”), pursuant to Rule 13d-2(a) under the Exchange Act, to amend the Schedule 13D filed on September 8, 2020, as amended on February 17, 2021 (the “Schedule 13D”) relating to Class B Subordinate Voting Shares, no par value per share (the “Class B Shares”), of FSD Pharma, Inc., an Ontario corporation (the “Issuer”). Except as set forth below, all Items of the Schedule 13D remain unchanged.

Item 2. Identity and Background.

Item 2 is hereby restated in its entirety as follows.

(a) This statement is filed by Raza Bokhari, M.D.

(b) The business address of the Reporting Person is 437 North Spring Mill Road, Villanova, PA 19085.

(c) The principal occupation of the Reporting Person is Chairman of Parkway Clinical Laboratories, Inc.

(d) & (e) During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On January 14, 2022, Dr. Bokhari sold 31,583 Class B Shares through the facilities of the Canadian Securities Exchange (the “CSE”) for approximately CAD$1.28 per Class B Share for gross proceeds of approximately CAD$40,370.34.

Between January 17, 2022 and March 25, 2022, Dr. Bokhari sold 1,883,820 Class B Shares through the facility of the CSE at a weighted average sale price of approximately CAD$1.09 per Class B Shares for gross proceeds of approximately CAD$2,058,136.32.

On March 29, 2022, the Issuer cancelled, for nil consideration, 504,888 Class B Shares that were originally issued to Dr. Bokhari on February 10, 2021.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

In 2022, Dr. Bokhari disposed of Class B Shares in order to monetize a portion of his interest in the Issuer. Dr. Bokhari holds securities of the Issuer for investment purposes and has no present intention to acquire or dispose of such securities. Depending on various factors, including, without limitation, market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or any other factors that Dr. Bokhari may deem relevant, Dr. Bokhari may, in the future and subject to applicable law, acquire or dispose of Class A Shares, Class B Shares or other securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows.

(a)-(b) See Items 7-11 of the cover page and Item 2 above.

(c) Except as set forth below, there have been no reportable transactions with respect to the Class B Shares by the Reporting Person during the past 60 days.

Date of Sale	Shares Sold	Average Price Per Share (CAD$):
1/14/2022	31,583	$1.28
1/17/2022	25,647	$1.31
1/18/2022	48,500	$1.30
1/19/2022	6,500	$1.29
1/20/2022	53,253	$1.27
1/21/2022	67,500	$1.25
1/24/2022	104,600	$1.09
1/25/2022	67,000	$1.08
1/26/2022	29,100	$1.14
1/27/2022	38,000	$1.13
1/28/2022	79,900	$1.07
1/31/2022	20,400	$1.09
2/1/2022	50,900	$1.08
2/2/2022	25,500	$1.07
2/3/2022	55,000	$1.03
2/4/2022	43,500	$1.06
2/7/2022	90,000	$1.05
2/8/2022	46,800	$1.06
2/9/2022	84,000	$1.07
2/10/2022	70,000	$1.10
2/11/2022	34,300	$1.08
2/14/2022	35,200	$1.05
2/15/2022	30,800	$1.06
2/16/2022	65,000	$1.07
2/17/2022	43,600	$1.05
3/16/2022	42,800	$1.06
3/17/2022	50,020	$1.03
3/18/2022	88,000	$1.05
3/21/2022	56,000	$1.05
3/22/2022	54,600	$1.03
3/23/2022	73,000	$1.05
3/24/2022	104,600	$1.05
3/25/2022	199,800	$1.11

The above listed transactions were conducted in the ordinary course of business on the open market for cash.

(d) Except as otherwise described herein, and to the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the securities of the Issuer reported herein.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022	Raza Bokhari, M.D.

	By:	/s/ Raza Bokhari